EXHIBIT 99.1

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE THEY ARE BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. THE REDACTED TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH THREE ASTERISKS [***].

SUBSCRIPTION AGREEMENT

dated

November 17, 2025

among

EMPIRE FORTUNE MANAGEMENT LIMITED

APOLLO WISE INVESTMENT LIMITED

WATER RIVER CAPITAL LIMITED

and

ATA Creativity Global

relating to the issuance, sale and purchase

of

common shares in the form of American depositary shares

of

ATA Creativity Global

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on November 17, 2025 by and among the parties listed in Schedule I attached hereto (each a “Purchaser” and collectively the “Purchasers”), and ATA Creativity Global (the “Company”), a company incorporated under the laws of the Cayman Islands. The Purchasers and the Company are individually referred to herein as a “Party”, and collectively, the “Parties”.

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement and pursuant to the Registration Statement (as defined below) under the 1933 Act, the Company desires to issue and sell to each Purchaser, and each Purchaser wishes to purchase from the Company, the Subscription Shares (as defined below) as set forth opposite such Purchaser’s name on Schedule I attached hereto.

WHEREAS, upon consummation of the transactions contemplated by this Agreement, each Purchaser shall be the holder and beneficial owner of its Subscription Shares.

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements, and to prescribe certain conditions, with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.          Definitions. The following terms, as used herein, have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“ADS” means American Depositary Shares, each of which represents two Common Shares, of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. With respect to any natural Person, each of the following Persons is such Person’s Affiliate for purposes of this Agreement: (i) spouse, (ii) parents, and (iii) children.

“Applicable Law” or “Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, the PRC, the Cayman Islands or Hong Kong are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Common Shares” or “Shares” mean the common shares of the Company with a par value of US$0.01 per share.

“Company Board” means the board of directors of the Company.

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding.

“CSRC” means the China Securities Regulatory Commission.

“Custodian” has the meaning set forth in the Deposit Agreement.

“Deposit Agreement” means the deposit agreement dated as of January 28, 2008 by and among the Company, the Depositary and all holders and beneficial owners of the American depositary shares of the Company, as may be amended from time to time.

“Depositary” means Citibank, N.A, acting in its capacity as depositary under the Deposit Agreement, and any successor depositary.

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“to the Knowledge of” when used in reference to the Company or any Purchaser, means (x) the actual knowledge of any director or executive officer of the Company or such Purchaser, as applicable, after due and reasonable inquiry into the relevant matters, and (y) the knowledge of any director or executive officer of the Company or such Purchaser, as applicable, as a prudent Person in the position of such Person who shall be deemed to have knowledge of such matters as he/she would have discovered had he/she made such enquiries and investigations as a prudent Person would have made to confirm the subject matter of the statement; for the avoidance of doubt, in the case of clause (y), it shall not include knowledge of matters that involve unanticipated or unexpected events that could arise in relation to the Company’s business of which such Person after having made the required enquiries and investigations would not have reasonably been expected to discover.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, deed of trust, title retention or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means any result, occurrence, fact, change, development, condition, circumstance, event or effect that individually or in the aggregate with all other results, occurrences, facts, changes, developments, conditions, circumstances, events and effects, is or could reasonably be expected to (i) cause a reduction or increase of at least US$10,000,000 in the total net profits or net losses of the Company for the fiscal year ended December 31, 2025, as the case may be, or a reduction of at least US$10,000,000 in the total net assets of the Company, or (ii) materially hinder, prevent or delay the consummation of the transactions contemplated hereby, provided, however, that any material change or effect that results or arises from or relates to any of the following shall not be deemed to constitute or be taken into account in determining a “Material Adverse Effect”: (a) material changes in (i) economic, banking, currency, capital market, regulatory, political or other similar conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities, commodities or other market conditions or prevailing interest rates, (ii) conditions or developments generally affecting the industry in which the Company and its Subsidiaries operate, (iii) Applicable Law or accounting standards, principles or interpretations, and (iv) act of God, natural disaster, similar calamity or other force majeure event, unless, in the case of the foregoing clauses (i), (ii) or (iii) such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, relative to other participants of similar size in the industry and operating generally in the same geographic locations that the Company and its Subsidiaries operate, (b) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including by reason of the identity of any Purchaser or any communication by any Purchaser regarding its plans or intentions with respect to the conduct of the business of the Company), (c) any failure by the Company and its Subsidiaries to meet any internal or publicly disclosed projections or forecasts, provided, however, that this exception does not preclude any result, occurrence, fact, change, development, condition, circumstance, event or effect that may have given rise to such failure from being considered in the determination of the Material Adverse Effect, (d) seasonal changes beyond the control of the Company or its Subsidiaries in the results of operations of the Company or any of its Subsidiaries, (e) any action or omission by any Purchaser, or (f) any action taken at the written request of any Purchaser.

“Memorandum and Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company in effect, as amended and restated from time to time.

“Nasdaq” means Nasdaq Capital Market.

“Overseas Offering and Listing Measures” means the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies issued by the CSRC and its guidelines.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the island of Taiwan.

“Proceeding” means any legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations.

“Prospectus” means the base prospectus filed for the Registration Statement.

“Prospectus Supplement” means the supplement to the Prospectus complying with Rule 424(b) of the 1933 Act that is filed with the SEC and delivered by the Company to the Purchasers at the Closing.

“Registration Statement” means the effective Form F-3 registration statement with Commission file No. 333-278921, which registers the sale of the Common Shares represented by the ADSs.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means any Shares or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company, and includes the VIE Entity and its subsidiaries.

“Tax” means any tax, duty, deduction, withholding, impost, levy, fee, assessment or charge of any nature whatsoever (including, without limitation, income, franchise, value added, sales, use, excise, stamp, customs, documentary, transfer, withholding, property, capital, employment, payroll, ad valorem, net worth or gross receipts taxes) imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, national or other body in the PRC, the United States or elsewhere (a “Taxing Authority”), and any interest, addition to tax, penalty, surcharge or fine in connection therewith.

“Transfer” (or any correlative term) means, in respect of any Equity Securities, a direct or indirect sale, assignment, pledge, charge, mortgage, hypothecation, gift, placement in trust (voting or otherwise) or transfer by operation of Law of such Equity Securities (including through the transfer of shares or ownership interest in any person that directly or indirectly controls any person that holds such Equity Securities), or the creation of a security interest in, or lien on, or any other encumbrance or disposal (directly or indirectly and whether or not voluntary) on such Equity Securities, and shall include any transfer by will or intestate succession or entry into any swap or other derivatives transaction that transfers to any person, in whole or in part, any of the economic benefits or risks of ownership of such Equity Securities, whether any such transaction is to be settled by delivery of such Equity Securities or other Equity Securities, in cash or otherwise.

“US GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.

“VIE Entity” means ATA Intelligent Learning (Beijing) Technology Limited, a company incorporated under the laws of the PRC.

Section 1.02.          Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, and Exhibits are to Articles, Sections, and Exhibits of this Agreement unless otherwise specified. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to “$”, “US$”, “$US”, “U.S. Dollars”, “US dollars”, “USD” or “dollars” are to the currency of the United States of America.

ARTICLE 2

PURCHASE AND SALE

Section 2.01.          Subscription and Sale.

(a)            At the Closing (as defined below), upon the terms and subject to the conditions of this Agreement, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase from the Company, free and clear of any Liens, the number of the Common Shares in the form of the ADS (the “Subscription Shares”) as set forth opposite the name of such Purchaser in Schedule I attached hereto at a per share purchase price of US$0.4 (equivalent to US$0.8 per ADS of the Company) and for an aggregate consideration as set forth opposite the name of such Purchaser in Schedule I attached hereto (the “Subscription Price”), which shall be paid in the manner described in Section 2.04.

Section 2.02.          Closing. The closing of the purchase, subscription and sale of the Subscription Shares hereunder (the “Closing”) shall take place remotely via the exchange of documents and signatures on a date as mutually agreed by the Parties which shall be within five (5) Business Days after the fulfilment or waiver of the conditions set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction, or, to the extent permissible, waiver by the Party(ies) entitled to the benefit, of those conditions at the Closing), or at such other time or place as the Parties may mutually agree in writing. Settlement of the Subscription Shares shall only occur after (i) receipt of the Subscription Price by the Company and (ii) upon filing of the Prospectus Supplement. The Company shall issue the Subscription Shares registered in each Purchaser’s name and address and released by the Depositary directly to the accounts identified by such Purchaser.

Section 2.03          Closing Deliveries by the Company. On or prior to the Closing, the Company shall deliver, or cause to be delivered, to each Purchaser the following:

(a)            this Agreement duly executed by the Company;

(b)            against the receipt of the Subscription Price by the Company from such Purchaser, a copy of the Company’s consent letter to deposit to the Depositary and Custodian and irrevocable instructions of the Company to the Depository instructing the Depository to deliver via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) the Subscription Shares, registered in the name of Cede & Co and created to the account of such Purchaser; and

(c)            the Prospectus and Prospectus Supplement (which may be delivered in accordance with Rule 172 under the 1933 Act).

Section 2.04          Deliveries by each Purchaser. On or prior to the Closing, each Purchaser shall deliver, or cause to be delivered, to the Company the following:

(a)            the full Subscription Price in U.S. dollars by wire transfer of immediately available same-day funds to the bank account as designated by the Company in writing;

(b)            a copy of the irrevocable instructions of such Purchaser to the Depository instructing the Depository to deliver via DWAC the Subscription Shares, registered in the name of Cede & Co and created to the account of such Purchaser; and

(c)            this Agreement duly executed by such Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each Purchaser as of the date hereof and as of the Closing Date that, except as set forth in the Company SEC Documents (as defined under Section 3.08) filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement) (excluding disclosures of non-specific risks faced by the Company included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are cautionary, predictive, general or forward-looking in nature) and in the documents disclosed to such Purchaser:

Section 3.01.          Organization and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. The Memorandum and Articles are in full force and effect.

Section 3.02.          Subsidiaries. Each of the Company’s Subsidiaries has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as currently conducted.

Section 3.03.          Capitalization. As of the date of this Agreement, the authorized share capital of the Company consists of 500,000,000 Shares. All outstanding Shares of the Company have been issued and granted in compliance with (x) all applicable securities laws and other applicable laws, and (y) all requirements set forth in applicable contracts, without violation of any preemptive rights, rights of first refusal or other similar rights.

Section 3.04.          Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and to issue the Subscription Shares in accordance with the terms hereof. The Company Board has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the transactions contemplated hereby. This Agreement has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchasers, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.05.          No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not (a) result in a violation of the Memorandum and Articles, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or (c) result in a violation of any Applicable Law to the Company or by which any property or asset of the Company is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a Material Adverse Effect.

Section 3.06.          Consents. In connection with the entering into and performance of this Agreement, subject to the accuracy of the warranties of the Purchasers in Section 4.03, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or (b) any third party pursuant to any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained or required to be made with the SEC, the Nasdaq (including, without limitation, the Prospectus Supplement and Form 6-K) or the CSRC.

Section 3.07.          Due Issuance. Subject to Section 2.04(a) above, the Subscription Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, non-assessable and free from all Liens, preemptive rights, rights of first refusal, subscription and similar rights except for restrictions arising under the 1933 Act or created by virtue of this Agreement, with such Purchaser being entitled to all rights accorded to a holder of the Shares.

Section 3.08.          SEC Filings. The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the 1933 Act or the 1934 Act during the twelve (12) months preceding the date of this Agreement (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Company SEC Documents”). As of their respective filing or furnishing dates, the Company SEC Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, as applicable, to the respective Company SEC Documents, and none of the Company SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

Section 3.09.          Financial Statements. As of their respective dates, the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements with unqualified opinion and the published rules and regulations of the SEC with respect thereto. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Company SEC Documents fairly presented in all material respects the consolidated financial position of the Company as of the dates indicated therein and the consolidated results of its operations, cash flows and changes in shareholders’ equity for the periods specified therein. Such financial statements were prepared in accordance with US GAAP applied on a consistent basis (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, subject to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 3.10.          No Undisclosed Liabilities. Since September 30, 2025, the Company and its Subsidiaries have not had any liabilities or obligations other than (a) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of September 30, 2025 (excluding those discharged or paid in full prior to the date of this Agreement), (b) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) liabilities incurred since September 30, 2025 in the ordinary course of business consistent with past practices and (d) any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

Section 3.11.          Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 or Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2024 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, if and when next due.

Section 3.12.          Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since September 30, 2025, the Company have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)            any Material Adverse Effect;

(b)            any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any Taxing Authority to change) in any material aspect of the method of accounting of the Company for Tax purposes;

(c)            any incurrence of material indebtedness for borrowed money, or any guarantee of such indebtedness for another Person, or, except in the ordinary course of business, creation or allowing to exist any Lien of any nature securing obligations on any of material property, undertaking, assets or rights of the Company, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company;

(d)            any receiver, trustee, administrator or other similar Person appointed or commence any bankruptcy or insolvency-related proceeding in relation to the affairs of the Company or its property or any part thereof;

(e)            (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of the Company except for dividends or other distributions to any of the Company’s wholly owned Subsidiaries or (ii) any redemption, repurchase or other acquisition of any share capital of the Company, except such redemptions, repurchases or acquisitions as have been made through the Company’s existing 10b-18 share repurchase program, if any;

(f)            change of the accounting firm responsible for the audit of the Company, or any material change in any method of accounting or accounting practice by the Company;

(g)            any adoption of resolution to approve petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company; or

(h)            any agreement to carry out any of the foregoing.

Section 3.13.          No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each of the Purchasers represents and warrants to the Company severally and not jointly as of the date hereof and as of the Closing Date that:

Section 4.01.          Corporate Existence and Authorization. To the extent such Purchaser is not an individual, it is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. On or prior to the Closing Date, such Purchaser shall have obtained the approval from its board of directors or other equivalent governance body in relation to the execution, delivery and performance by such Purchaser of this Agreement and the consummation of the transactions contemplated hereunder. The execution, delivery and performance by such Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of such Purchaser and have been duly authorized by all necessary corporate action on the part of such Purchaser. This Agreement constitutes a valid and binding agreement of such Purchaser, subject to the Bankruptcy and Equity Exception.

Section 4.02.          No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby will not (a) result in a violation of its constitutional documents including the memorandum and articles of association or other equivalent documents of such Purchaser (as applicable), (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which such Purchaser is a party, or (c) result in a violation of any Applicable Law with respect to such Purchaser or by which any property or asset of such Purchaser is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a material adverse effect on the businesses and operations of such Purchaser.

Section 4.03.          Consent. In connection with the entering into and performance of this Agreement, subject to the accuracy of the warranties of the Company in Section 3.06, such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby; or (b) any third party pursuant to any agreement, indenture or instrument to which such Purchaser is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not result in a material adverse effect on the businesses and operations of such Purchaser.

Section 4.04.          Experience. Such Purchaser has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in the Subscription Shares. Such Purchaser has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of the Subscription Shares. Such Purchaser is a sophisticated investor and has independently evaluated the merits of its decision to purchase the Subscription Shares.

Section 4.05.          Investment Intent. Such Purchaser is acquiring the Subscription Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the 1933 Act. Such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Subscription Shares. Such Purchaser is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

Section 4.06.          Brokers and Finders. Such Purchaser does not, directly or indirectly, own more than five per cent of the outstanding common stock (or other voting securities) of any member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a holding company for a FINRA member, and is not otherwise a “restricted person” for the purposes of FINRA Rule 5130.

Section 4.07.          Brokers and Finders. Such Purchaser is not a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon such Purchaser for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby (for the avoidance of doubt, the foregoing shall not include any fees and/or commissions owed by the Company to the Depositary).

Section 4.08.          Availability of Funds. Such Purchaser has, or at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay all amounts required to be paid by such Purchaser pursuant to Section 2.04 of this Agreement.

Section 4.09.          No Additional Representations. Such Purchaser makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement.

ARTICLE 5
COVENANTS OF THE COMPANY

Section 5.01.          Actions Prior to Closing. From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and affairs in the ordinary course of business consistent with past practice in all material respects.

Section 5.02.          Listing of Securities. The Company shall take all reasonable action necessary to continue the listing and trading of its ADSs on the Nasdaq and shall comply with the Company’s reporting, filing and other obligations under the rules of the Nasdaq, in each case, through the Closing.

Section 5.03.          Reservation of Shares. The Company shall ensure that it has sufficient number of duly authorized Shares at the Closing to comply with its obligations to issue the Subscription Shares.

ARTICLE 6
ADDITIONAL COVENANTS OF THE PARTIES

Section 6.01.          Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement (including the satisfaction, but not the waiver, of the conditions set forth in Article 7). During the period from the date of this Agreement through the Closing Date, except as required by Applicable Law, as contemplated by this Agreement or with the prior written consent of the other Parties hereto, no Party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article 3 or Article 4 on the part of such Party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Article 7 not to be satisfied, or (c) result in any material violation of any provision of this Agreement.

Section 6.02.          Public Disclosure. Without limiting any other provision of this Agreement, the Company shall be entitled to, to the extent permitted by Applicable Law, issue any press release or public statement with respect to this Agreement and the transactions contemplated hereby, and each of the Purchasers will not issue any press release or make any public statement with respect to this Agreement and the transactions contemplated hereby prior to obtaining written consent from the Company, except as may be required by Applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange.

Section 6.03.         Confidentiality.

(a)            Subject to the exceptions set forth in this Section 6.03, each Party acknowledges and agrees that the following are confidential (“Confidential Information”): this Agreement and the transactions contemplated herein, information regarding this Agreement, information regarding the Company, the Purchasers and their Affiliates, and information, materials and documents obtained pursuant to this Agreement, with the exception that any of the foregoing which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement or other obligation of confidentiality, (ii) was available on a nonconfidential basis prior to its disclosure pursuant to this Agreement or the transactions contemplated hereunder, or (iii) becomes available on a nonconfidential basis from a Person who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

(b)            No disclosure of the Confidential Information is permitted except (i) to directors, officers, employees and/or business, legal or financial advisors of the Company or the Purchasers as necessary to the performance of its obligations in connection with this Agreement so long as such Persons agree to maintain the confidentiality of the Confidential Information so disclosed, (ii) as the Parties may mutually agree in writing (including the language of any disclosure), (iii) to any Governmental Authority to the extent reasonably required for the purposes of the Tax affairs of the party, (iv) to the extent advised by competent legal counsel that such disclosure is required by Applicable Law (including but not limited to the rules or requirements of any stock exchange, including The Stock Exchange of Hong Kong Limited (the “SEHK”)) or Governmental Authority, in which case the Parties shall, to the extent allowed under the circumstances, in good faith attempt to agree on the content of the disclosure, (v) that the Company and any Purchaser may be required to file with the SEC or the SEHK (as the case may be) such announcements, shareholders’ circulars or other documents and such schedules and forms as may be required under Applicable Law or rules or requirements of the SEC or the SEHK, as applicable, which may need to contain information relating to this Agreement and the transactions contemplated hereunder and information relating to the Company and its Affiliates and as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 6.03 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto. The covenants set forth in this Section 6.03 will survive any termination of this Agreement.

Section 6.04.          Compliance with Securities Laws. Each Purchaser hereby acknowledges that it is aware and that its Affiliates, officers, directors, employees, agents, attorneys, accountants, advisors and representatives are either aware or have been advised that, the United States securities laws prohibit any person having material nonpublic information about a company from purchasing or selling listed securities of that company. Each Purchaser hereby undertakes that (i) it will use the Confidential Information and all nonpublic, proprietary or other confidential information, whether in oral, written or other form, which the Company or its representatives either directly or indirectly discloses to it or provides it with access to, only in accordance with Applicable Laws, including all applicable federal and state securities laws of the United States; and (ii) it will observe all applicable laws relating to insider trading and only purchase, sell or otherwise participate in the trading of the listed securities of the Company to the extent permissible under applicable federal and state securities laws of the United States.

Section 6.05.          Notices of Certain Events. Each Party shall promptly notify the other Parties of:

(a)            any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)            any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)            any Proceeding commenced or, to the Knowledge of such Party, threatened against, relating to or involving or otherwise affecting such Party that, if pending on the date of this Agreement, would or could reasonably be expected to hinder, prevent or delay the consummation of the transactions contemplated hereunder;

(d)            any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied; and

(e)            any failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 6.06.          CSRC Filing. As soon as practical but in any event within three (3) Business Days after the Closing, the Parties shall cooperate with each other to prepare and for the Company to file all required filing materials with the CSRC in relation to the transactions contemplated by this Agreement in accordance with the Overseas Offering and Listing Measures.

Section 6.07.          Use of Proceeds. Subject to the approval by the Company Board, the Parties agree that the net proceeds from the sale of the Subscription Shares shall be used for general working capital of the Company.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.01.          Conditions to Obligations of the Company. The obligations of the Company to issue and sell the Subscription Shares to each Purchaser at the Closing are subject to the satisfaction, or waiver by the Company, of each of the following conditions:

(a)            all corporate and other actions, as applicable, required to be taken by such Purchaser in connection with the purchase of the Subscription Shares hereunder and any other transactions contemplated under this Agreement shall have been completed;

(b)            the representations and warranties made by such Purchaser in Article 4 hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date);

(c)            each of the Parties to this Agreement, other than the Company, shall have executed and delivered this Agreement to the Company;

(d)            no provision of any Applicable Law or action by any Governmental Authority shall prohibit, challenge or seek to make illegal the consummation of any transactions contemplated by this Agreement;

(e)            the Company shall have received the same-day funds in the full amount of the Subscription Price for the Subscription Shares being purchased; and

(f)            the Depositary shall have received from each of the Company’s U.S. Counsel, Morgan, Lewis & Bockius LLP and the Company’s Cayman Islands Counsel, Conyers Dill & Pearman, each addressed to the Depositary in form and substance satisfactory to the Depositary such counsel’s written opinion.

Section 7.02.          Conditions to Obligation of each Purchaser. The obligations of each Purchaser to purchase the Subscription Shares and pay its Subscription Price on the Closing Date are subject to the fulfillment and the satisfaction or waiver by such Purchaser of each of the following conditions:

(a)            all corporate and other actions required to be taken by the Company in connection with the issuance and sale of the Subscription Shares hereunder and any other transactions contemplated under this Agreement shall have been completed;

(b)            the representations and warranties made by Company in Article 3 hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date);

(c)            there is no Material Adverse Effect since September 30, 2025, except for any disclosed in any press release or filings (if any) as filed, furnished or disclosed by the Company with the SEC pursuant to the 1933 Act or the 1934 Act; and

(d)            trading in the Company’s ADSs shall not have been suspended by the SEC or the Nasdaq (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Company’s ADSs shall have been at all times since such date listed for trading on the Nasdaq.

ARTICLE 8
SURVIVAL

Section 8.01.          Survival. The representations and warranties of the Parties set forth in Article 3 and Article 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is one (1) year after the Closing. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement.

ARTICLE 9
TERMINATION

Section 9.01.          Grounds for Termination. This Agreement may be terminated as between the Company, on one hand, and each Purchaser, on the other hand, at any time prior to the Closing:

(a)            by mutual written agreement of the Company and such Purchaser;

(b)            by written notice from the Company or such Purchaser to the other Party, if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or

(c)            by either Party if the Closing has not been consummated on or prior to January 31, 2026 (the “Long-stop Date”), provided that, if such Closing has not been consummated by the Long-stop Date due to reasons attributable to any Party, such Party shall have no right to terminate this Agreement pursuant to this Section 9.01(c).

Section 9.02.          Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, this Agreement shall cease to have any further effect, except that, provisions of Section 6.03, this Article 9 and Article 10 shall survive such termination. Except as otherwise provided herein, a termination pursuant to Section 9.01 shall be without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties to this Agreement.

ARTICLE 10
MISCELLANEOUS

Section 10.01.          Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to EMPIRE FORTUNE MANAGEMENT LIMITED, to:

Address: [***]

Attention: [***]

Email: [***]

Tel: [***]

if to APOLLO WISE INVESTMENT LIMITED, to:

Address: [***]

Attention: [***]

Email: [***]

Tel: [***]

if to WATER RIVER CAPITAL LIMITED, to:

Address: [***]

Attention: [***]

Email: [***]

Tel: [***]

if to the Company, to:

Address: [***]

Attention: [***]

Email: [***]

or such other address as such Party may hereafter specify for the purpose by notice to the other Parties in the manner set forth in this Section 10.01. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.02.          Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law, unless otherwise provided for in this Agreement.

Section 10.03.         Expenses. Except as otherwise provided herein, all costs and expenses (including but not limited to transfer, documentary, sales, use, stamp, registration and other similar Taxes) incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 10.04.         Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; except that each Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that no such transfer or assignment shall relieve such Purchaser of its obligations hereunder or enlarge, alter or change any obligation of the other Parties hereto or due to such Purchaser.

Section 10.05.        Governing Law. This Agreement shall be governed by and construed in all respects by the law of the State of New York, without regard to principles of conflict of laws thereunder.

Section 10.06.        Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)            The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)            The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 10.06;

(c)            The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)            A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)            The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 10.07.         Professional Fees. Each of the Parties shall pay its own fees and expenses, including legal, accounting and out-of-pocket costs incurred by it in connection with the transactions contemplated hereby. The Company shall pay all Depositary fees and expenses as set forth in the Deposit Agreement (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company to issue ADSs), stamp taxes and other taxes and duties levied in connection with the delivery of any ADSs to the Purchasers and shall reimburse the Purchasers for any fees charged to Purchasers by the Depositary in connection with the issuance or holding or sale of the ADSs and/or Common Shares.

Section 10.08.         Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures in the form of electronically imaged “PDF” shall be deemed to be original signatures for all purposes hereunder. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 10.09.         Effectiveness; Third Party Beneficiaries. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties, the Depositary and their respective successors and assigns.

Section 10.10.         Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof.

Section 10.11.         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.12.         No Partnership. The Parties expressly do not intend to form a partnership, either general or limited, under any jurisdiction’s partnership law. The Parties do not intend to be partners to each other, partners to any third party, or create any fiduciary relationship among themselves, solely by virtue of transactions contemplated hereby or each Purchaser’s status as holder of the Subscription Shares.

Section 10.13.         Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.14.         Adjustments for Share Splits, Etc. Wherever in this Agreement there is a reference to a specific number of Shares or ADSs of the Company, then, upon the occurrence of any adjustment of the number of Shares each ADS represents, subdivision, combination or share dividend of the relevant class or series of the Shares, the specific number of Shares or ADSs so referenced in this Agreement shall automatically be proportionally adjusted, as appropriate, to reflect the effect of such event.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ATA Creativity Global

By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Chairman and CEO

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EMPIRE FORTUNE MANAGEMENT LIMITED

By:	/s/ Wu Yiqiang
Name:	Wu Yiqiang
Title:	Director

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

APOLLO WISE INVESTMENT LIMITED

By:	/s/ Cheng Jie
Name:	Cheng Jie
Title:	Director

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WATER RIVER CAPITAL LIMITED

By:	/s/ Wang Qiang
Name:	Wang Qiang
Title:	Director

Signature Page to Subscription Agreement

Schedule I

Purchasers And Subscription Shares

Name of Each Purchaser	Number of Subscription Shares Purchased	Subscription Price
EMPIRE FORTUNE MANAGEMENT LIMITED	4,279,717 ADSs (represent 8,559,434 Common Shares)	US$3,423,774
APOLLO WISE INVESTMENT LIMITED	4,279,717 ADSs (represent 8,559,434 Common Shares)	US$3,423,774
WATER RIVER CAPITAL LIMITED	2,508,113 ADSs (represent 5,016,226 Common Shares)	US$2,006,491
Total	11,067,547 ADSs (represent 22,135,096 Common Shares)	US$8,854,039

Schedule I to Subscription Agreement